________________________________________________________________________________


                                     FORM 6K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

  For the month ended: May 2003             Commission File Number:  000-31168


                                CONDOR GOLD CORP.
                 (Translation of registrant's name into English)

              390 Bay Street, Suite 2020, Toronto, Ontario M5H 2Y2
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]    No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82.




________________________________________________________________________________



CONDOR GOLD CORP.
Consolidated Balance Sheet
(Stated in Canadian Dollars)
February 28,2003
(Prepared by Management)



                                                  Period Ended        Year ended
                                                February 28, 2003  November 30, 2002
                                                   (unaudited)        (audited)
                       ASSETS
Current
     Cash                                          $   353,597        $    24,804

Fixed Assets, Net                                  $     6,641
Properties, Net                                      5,623,572          5,498,572
Deferred Expenses                                      262,500
                                                   -----------        -----------
                                                   $ 6,246,310        $ 5,523,376
                                                   ===========        ===========
                       Liabilities

Current Liabilities
     Accounts Payable                              $    85,992        $   203,409
     Deposits                                          100,000            100,000
     Advances from related parties                     458,678            533,678
                                                   -----------        -----------
                                                       644,670            837,087

     Notes payable                                   2,084,411            554,000

                                                   -----------        -----------
                                                     2,729,081          1,391,087
                                                   -----------        -----------

                       SHAREHOLDERS' EQUITY

Share Capital                                        7,439,504          7,259,171

Deficit                                              2,331,489         (3,126,882)
                                                   -----------        -----------
                                                     9,770,993          4,132,289

                                                   $12,500,074        $ 5,523,376
                                                   ===========        ===========


CONDOR GOLD CORP.
Consolidated Statement of Shareholders' Deficit
(Stated in Canadian Dollars)
For the Period Ended February 28,2003
(Prepared by Management)



                                    Period Ended        Period Ended
                                  February 28, 2003   February 28, 2002
                                     (unaudited)          (unaudited)

Deficit - beginning of period        $ 3,126,882         $  (484,287)

Net loss for the period                 (795,393)            (83,611)
                                     -----------         -----------

Deficit - end of period              $ 2,331,489         $  (567,898)
                                     ===========         ===========

CONDOR GOLD CORP.
Consolidated Statement of Earnings & Expenses
(Stated in Canadian Dollars)
For the Period Ended February 28,2003
(prepared by Management)



                                       Period Ended      Period Ended
                                    February 28, 2003  February 28, 2002
                                       (unaudited)       (unaudited)

Expenses
      General and administrative        $ 139,289         $  12,000
      Consulting fees                      69,727            23,000
      Exploration                         463,465            11,871
      Management fees                      30,000            25,693
      Professional fees                    83,514             8,025
      Miscellaneous                         9,398             3,022
                                        ---------         ---------
                                          795,393            83,611

      Net Loss                          $(795,393)        $ (83,611)
                                        =========         =========


CONDOR GOLD CORP.
Consolidated Statement of Cash Flows
(Stated in Canadian Dollars)
For the Period Ended February 28,2003
(Prepared by Management)



                                                                  Period Ended         Period Ended
                                                               February 28, 2003    February 28, 2002
                                                                   (unaudited)          (unaudited)
Cash Flows from Operating Activities
      Net loss                                                  $      (795,393)     $       (83,611)
      Adjustments to reconcile net loss to net
      Increase in accounts payayble and accrued liabilities             (49,506)               2,245
                                                                ---------------      ---------------
                                                                       (844,899)             (81,366)
                                                                ---------------      ---------------

Cash Flows from Investing Activities
      Purchase of fixed Assets                                           (6,641)
      Investment in mining properities                                 (125,000)             (85,000)
                                                                ---------------      ---------------
                                                                       (131,641)             (85,000)

Cash Flows from Financing Activities
      Proceeds from issuance of common shares                           180,333               17,500
      Proceeds from notes payable                                     1,200,000
      Proceeds from related parties                                     (75,000)              12,871
                                                                ---------------      ---------------
                                                                      1,305,333               30,371

                                                                ---------------      ---------------
Net (Drecease) Increase in Cash                                         328,793             (135,995)

Cash beginning of year                                                   24,804              136,050
                                                                ---------------      ---------------

Cash - end of period                                            $       353,597      $            55
                                                                ===============      ===============


                                Condor Gold Corp.
                    Notes to the Interim Financial Statements
               For the Three Month Period Ended February 28, 2003


Notes to the Financial Statements - (Unaudited - prepared by management) Readers are cautioned that these statements may not be appropriate for their purposes.

1.   Nature of Business

     Condor Gold Corp. (formerly Ripped Canada Artists Inc..) (herein the "Company") was duly incorporated in the province of Ontario on June 19, 1997, under the Business Corporations Act (Ontario). The company is engaged in the exploration and development of gold and diamond properties.

2.   Significant Accounting Policies

     Management in accordance with generally accepted accounting principles in Canada has prepared the financial statements of the Corporation. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements, in management's opinion, have been properly prepared using careful judgment with reasonable limits of materiality. These interim financial statements do not contain all disclosures required under generally accepted accounting principles for annual financial statements and should therefore be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

     The Company has suffered operating losses during the current year and has a negative working capital and a net capital deficiency that raises doubt as to its ability to continue as a going concern. Management expects that the Company will be in a position to obtain the working capital financing required to support its business operations. The Company's continued existence as a going concern is dependent upon its ability to attain and maintain profitable operations and to obtain the necessary financing.

     Unit of Measurement
     -------------------

     Canadian currency is being used as the unit of measurement in these financial statements.

     Use of Estimates
     ----------------

     In preparing the company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

                                Condor Gold Corp.
                    Notes to the Interim Financial Statements
               For the Three Month Period Ended February 28, 2003



     Mineral Exploration Properties and Revenue Recognition
     ------------------------------------------------------

     Property acquisition costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management determines that there has been an impairment in value. As at February 28, 2003, there has not been any production at any of the properties. Exploration expenditures are expensed as incurred.

3.   Properties



                             February 28, 2003               November 31, 2002
                             -----------------               -----------------

                                        Accumulated                      Accumulated
                           Cost         Amortization        Cost        Amortization
                           ----         ------------        ----        ------------
Exploration Properties  $5,623,572          -0-          $5,498,572          -0-

Net Carrying Amount                      $5,623,572                      $5,498,572


4.   Advances from Related Parties


     Advances due to related parties are payable either to shareholders or to private companies which are owned by shareholders who may be officers and/or directors of the Company. The amounts payable are non-interest bearing and have no specified terms of repayment.

5.   Common Stock

         Common Stock at no par value
         Unlimited shares authorized

         Issued                              Number of Shares        $ Value

         Balance beginning of period              63,237,200         $ 7,259,171
         Issued during period                      6,306,664         $   180,333
         Balance at end of period                 69,543,864         $ 7,439,504

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CONDOR GOLD CORP.
                                               (Registrant)

                                               By:   /Alexander Stewart/
                                                    -------------------------
                                               Name: Alexander Stewart
                                               Title: Chief Executive Officer

Dated: May 14, 2003